Exhibit 1.01

Harvard Bioscience Inc.,

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this report. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

As described in this report, Harvard Bioscience Inc. has reason to believe that some of the 3TGs present in its supply chain may have originated in the Covered Countries.  For purposes of this report, Covered Countries refers to the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo.  We are unable with absolute assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries.

1. Company Overview

This report has been prepared by management of Harvard Bioscience Inc., a Delaware corporation (herein referred to as “Harvard Bioscience” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries.

Harvard Bioscience is a global developer, manufacturer and marketer of a broad range of scientific instruments, systems and lab consumables used to advance life science research for basic research, drug discovery, clinical and environmental testing. Our products are sold to thousands of researchers in over 100 countries through our global sales organization, catalogs, websites, and through distributors. We have sales and manufacturing operations in the United States, the United Kingdom, Germany, Sweden, Spain, France and Canada.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

“Conflict minerals”1 originating from the Democratic Republic of the Congo (DRC) are sometimes mined and sold, “under the control of armed groups”, to “finance conflict characterized by extreme levels of violence”2. Some of these minerals can make their way into the supply chains of the products used around the world, including those in the life science research device industry.  Harvard Bioscience’s suppliers acquire and use conflict minerals from multiple sources worldwide. As part of Harvard Bioscience’s commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is Harvard Bioscience’s goal to use tantalum, tin, tungsten and gold in our products that do not directly or indirectly finance or benefit armed groups in the DRC or adjoining countries while continuing to support responsible mineral sourcing in the region.   Harvard Bioscience expects our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing conflict minerals are DRC conflict free3. Harvard Bioscience is committed to conducting its worldwide business operations in a manner that complies with applicable laws and regulations regarding conflict minerals. In support of this policy, our business operations will:

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1 "Conflict minerals" as defined by SEC rules is a broad term which means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives which are limited to tantalum, tin or tungsten, regardless of whether these minerals finance conflict in the Democratic Republic of the Congo (DRC) or adjoining countries.
2 Dodd-Frank Act Section 1502.
3 DRC conflict free “means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups” as defined SEC Rule 13p-1 under the Securities Exchange Act of 1934.

•	Inform direct suppliers about this Conflict Minerals Policy.
•	Work with its direct suppliers and sub-suppliers to understand the chain of custody for conflict minerals at least to the smelter or refiner level.
•	Take measures to source parts and components from its direct suppliers and sub-suppliers that are DRC conflict-free.
•
Work with direct suppliers to track and improve their performance in sourcing minerals from their suppliers and sub-suppliers that are validated as being DRC conflict-free in accordance with a national or internationally recognized due diligence framework.

2. Product Description

Our product range is organized into five product families: Fluidics, Lab Equipment and Supplies, Molecular Analysis, Cell Analysis, and Physiology. We primarily sell these products under brand names that include Harvard Pumps, Harvard Apparatus, Denville, Biochrom, Warner Instruments, BTX, KD Scientific, Hugo Sachs Elektronik, Panlab, Coulbourn Instruments, and CMA Microdialysis.  Our products consist of instruments, consumables, and systems made up of several individual products. We manufacture our products at our locations in the United States, the United Kingdom, Germany, Sweden and Spain.  Our broad and complex product range may contain conflict minerals within the following components:
o	Tantalum, used in capacitors,
o	Tin, used in soldered components,
o	Tungsten, used in coatings, alloys, heating elements and electrodes,
o	Gold, used in circuit boards, electrodes and electronic components.

3. Description of RCOI

We began our scoping process by completing a supplier list extraction from our Vendor List. This list was then filtered to remove:

•	Service Providers/Suppliers
•	Indirect Materials Suppliers
•	Inactive Suppliers (minimum 1 year since last purchase)

This ensures that all suppliers surveyed provided items to Harvard Bioscience that were used in final products in the year 2013. Once the filtering was completed, we populated the list with contact information and this list was then provided to Assent Compliance, our third party service provider, for upload to their Assent Compliance Manager SaaS (Software as a Solution) system.

It was deemed appropriate to not further filter this list based on the necessity of the presence of 3TGs in the products as we could not definitively determine the presence or absence of 3TGs in all parts supplied. As part of the EICC-GeSI form, question 1 allows for further scoping as it asks suppliers whether any of the 3TGs are necessary to the functionality or production of their products. Assent conducted additional analysis of the supply chain and such analysis combined with supplier feedback, allowed Assent and Harvard Bioscience to remove these suppliers from scope of the conflict minerals regulation.  The factors considered in Assent’s secondary analysis and the information provided that removed these suppliers from Scope included:

•	The product they supply is packaging. (Labels do not count as packaging)
•	Parts that do not end up in the final product. (This includes equipment used to make the product but is not a part of the actual product itself. i.e. Industrial equipment, computers etc.)
•	Test Labs (I.e. Providers that test the resistance or durability of a product)
•	Service Providers (i.e. any supplier that provides a service but not an actual physical part).
•	Any supplier who has not supplied anything to Harvard Bioscience Inc., in the last 2 years.

Assent then conducted the supplier survey portion of the RCOI.

During the supplier survey, suppliers were contacted via the Assent Compliance Manager, a SaaS platform that enables its users to complete and track supplier communications as well as allow suppliers to upload completed EICC-GeSI forms directly to the platform for red flag assessment and management.

Non-responsive suppliers were contacted a minimum of three times by the Assent Compliance Manager and then were also managed by the Assent Compliance Supply Chain team in one on one communications. This included two to three follow ups from the supply chain team. In year 2 of the Conflict Minerals program, suppliers will be contacted via email and phone by Harvard Bioscience procurement team members as an escalation to encourage their response via EICC-GeSI forms to Assent.

Assent’s communications with suppliers included training and education on the completion of the EICC-GeSI form to alleviate any remaining confusion with suppliers. All of these communications were monitored and tracked in Assent's system for future reporting and transparency.

4. Due Diligence Process
4.1 Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

The Due Diligence process, as completed by Harvard Bioscience and Assent, is a two stage data analysis that pushes all supplier responses towards compliance:

•	Stage 1 - Pass/Fail - Did the supplier pass our minimum Pass/Fail criteria from the EICC form?

•	Stage 2 - Approved/Rejected - Did the supplier provide supporting evidence to validate its initial EICC response

The goal is to get all suppliers into the "Approved" status.

During Stage 1, the minimum pass/fail criteria were established. Based on the EICC-GeSI Form, the focus of the pass-fail criteria is on the “company” questions in the lower section of the EICC-GeSI form; questions A, E, H, I (as noted below) must equal yes. These shed light on a company’s compliance to the process, due diligence and responsibility aspects of Conflict Minerals compliance rather than whether they know where 3TGs are from or if they have all the answers from all suppliers yet.

A. Do you have a policy in place that includes DRC conflict-free sourcing?

E. Have you implemented due diligence measures for conflict-free sourcing?

H. Do you verify due diligence information received from your suppliers?

I. Does your verification process include corrective action management?

When suppliers meet or exceed those criteria (Yes to at least questions A, E, H, and I), they are deemed to have passed. When suppliers fail to meet all of such criteria, they are deemed to have failed.

Suppliers who “Fail” are contacted for a discussion on their EICC form response with the goal of correcting their current status to a Pass. The objective is to allow suppliers to understand the requirements to meet the minimum Pass criteria and to set a timeline for meeting these requirements if they cannot do so immediately. These activities and communications are documented for future reference. They are necessary for reporting and demonstration of Due Diligence. The long term goal of Due Diligence is to get all suppliers to meet the pass criteria.

During Stage 2, a Supplier typically only goes for verification once they meet the Pass criteria. Until that point in time they are still at stage 1 which is essentially the Supplier Corrective actions stage. Formal verification will be a vital component of the conflict minerals program moving forward as year 1 concentrated on gathering responses and on those responses that have been deemed to fail. During formal verification, Assent contacts the suppliers who have met the Pass criteria and supporting documentation is requested that validates the claims made on the EICC-GeSI form. Supporting Documentation requests may include; a copy of the company’s conflict minerals policy and an outline of their due diligence and corrective actions measures.

This is also the stage where Assent begins verifying smelter information. Smelter information is corrected, reviewed and alternate/duplicate information is removed.

Assent reviews the responses and supporting documentation in order to verify the Supplier's response and "Approve" them. All this data and correspondence will be stored and tracked for future reporting and demonstration of Due Diligence.

The benefit of this approach is that it incorporates the first 3 steps of the OECD guidelines, being:

•	Establish a Management System
•	Identification of Risk
•	Strategy to Respond to Risk

In special instances, a Supplier can go to Supplier Verification even if they failed their EICC form or did not submit one. In those cases, Assent may be gathering supporting documentation that supports a claim of DRC Conflict free.

4.2 Management Systems

Internal Team

Harvard Bioscience has established a management system for conflict minerals. Our management system includes a committee selected by the Chief Financial Officer of the Company as well as executive-level representatives and a team of subject matter experts from relevant functions such as:

•	Quality
•	Purchasing
•	Finance
•	Engineering

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Director of Global Quality who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors. Controls include, but are not limited to, our Code of Business Conduct and Ethics which outlines certain expected behaviors for all Harvard Bioscience employees. In addition, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

With respect to the OECD requirement to strengthen engagement with suppliers, we have, through Assent, provided education on the Conflict Minerals regulation as well as the expectations of the law and for a continued business relationship, leveraged the existing communications within the company, specifically procurement to encourage their interactions with Assent as well as understand the requirement for completion. Feedback from this engagement has allowed us to enhance the training, focus and adapt it to each user’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear.

4.3 Identify and assess risk in the supply chain

Because of the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Risks and Red Flags are identified automatically in Assent system based on criteria established for supplier responses in the Conflict Policy document and Management System.

Red Flag responses are dealt with directly Assent Compliance Supply Chain staff who contact the supplier, gather pertinent data and perform an assessment of the Supplier's Conflict Minerals status.

All of the information and findings from this process are stored in a database that can be audited by internal or external parties.

4.4 Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Harvard Bioscience has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored.   Refer to stage 1 and 2 of the due diligence process. "Fails" are a risk that is dealt with by implementing Supplier Corrective action measures which ensures Harvard Bioscience suppliers have policies and procedures in place that will produce the necessary data in an accurate manner. All this data is than verified through an assessment of supporting data, including smelter info, in stage 2. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations we have provided both video, recorded training and documented instructions through Assent Compliance As the program progresses, contacts via email and phone by Harvard Bioscience Inc., procurement team members will be completed as an escalation to ensure the importance of a response via EICC-GeSI forms to Assent and the required cooperation for compliance to the Conflict Minerals rules will be emphasized.

As described in our conflict minerals policy, we engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

5. Due Diligence Results

Survey Responses

We are actively surveying our supplier chain.. We review the responses against criteria developed to determine whether further engagement with our suppliers is required. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to provide revised responses.

Smelters or Refiners

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Harvard Bioscience.  We are therefore unable to determine whether the 3TGs reported by the suppliers were contained in components or parts supplied to us. Furthermore, suppliers did not always provide smelters lists nor were the smelter lists consistently completed with smelter identification numbers and therefore we were unable to validate that any of these smelters or refiners are actually in our supply chain.

Responses included the names listed by our suppliers as smelters or refiners but many of these did not include smelter IDs. Year 2 of our conflict minerals program focuses on vetting smelter data including;

•	Working with suppliers to move to the EICC-GeSI reporting template 3.0 where new smelter IDs have been assigned

•	Requiring the use the smelter identification numbers. Supplier responses will not be considered complete without identification numbers.

•	Suppliers will also be requested to inform Harvard Bioscience of the correlation between these smelters and the products and parts they supply to Harvard Bioscience

•	A comparison of these facilities to the CFSI list of smelters

Efforts to determine mine or location of origin

As noted above, the current efforts focus on gathering smelter information via the EICC-GeSI reporting template and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

6. Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

a. Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b. Expand the number of suppliers requested to supply information.

c. Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d. Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

e. Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.